# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2942 North 24th Street, Suite 115, #42035, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0002058689
Persons authorized to receive notices and communications: Grant Levine, Dentons US LLP,, 1221 Avenue of the Americas, 25th Floor, New York, New York (NY), 10020, 212 768-5384

## Reporting persons
- Fulgur Frontier Capital LP (CIK 0002058689): type of reporting person: partnership (PN); citizenship or place of organization: Bahamas (C5); member of a group; source of funds: other (OO); sole voting power 13,740,061; shared voting power 4,360,345; sole dispositive power 13,740,061; shared dispositive power 4,360,345; aggregate amount beneficially owned 18,100,406 (37.47% of the class)
  Comment: Based on 48,307,642 shares of common stock outstanding as of November 10, 2025, as reported on the cover page of the issuer's interim report on Form 10-Q for the period ended September 30, 2025, as filed with the U.S. Securities and Exchange Commission (the "Commission") on November 10, 2025.
- Fulgur Ventures I, L.P. (CIK 0002058590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 4,360,345; shared voting power 13,740,061; sole dispositive power 4,360,345; shared dispositive power 13,740,061; aggregate amount beneficially owned 18,100,406 (37.47% of the class)
  Comment: Based on 48,307,642 shares of common stock outstanding as of November 10, 2025, as reported on the cover page of the issuer's interim report on Form 10-Q for the period ended September 30, 2025, as filed with the Commission on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 2942 North 24th Street, Suite 115, #42035, Phoenix, Arizona (AZ), 85016

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Fulgur Frontier Capital LP, a Bahamian limited partnership ("Fulgur Frontier"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Fold Holdings, Inc., a Delaware corporation ("Fold" or "the issuer") held by Fulgur Frontier; and

(ii) Fulgur Ventures I, L.P., a Delaware limited partnership ("Fulgur Ventures") with respect to the shares of Common Stock of Fold held by Fulgur Ventures. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of each of the Goodman's Bay Corporate Centre, 2nd Floor, 309 West Bay Street, Nassau, The Bahamas.
Present principal occupation or employment:
The principal business of Fulgur Frontier is serving as a private investment fund. Fulgur Frontier has been formed for the purpose of making equity investments in public and private companies. Fulgur Investment Management Limited is the general partner of Fulgur Frontier. Oleg Mikhalskiy is the President of Fulgur Frontier.

The principal business of Fulgur Ventures is serving as a private investment fund. Fulgur Ventures has been formed for the purpose of making equity investments in public and private companies. Fulgur Investment Management Limited is the general partner of Fulgur Ventures. Oleg Mikhalskiy is the Manager of Fulgur Ventures.
Criminal convictions in the last five years: No Reporting Person, nor Mr. Mikhalskiy, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor has Mr. Mikhalskiy, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Fulgur Frontier is organized under as a limited partnership in the Bahamas.

Fulgur Ventures is organized under Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 30, 2025, 7,191,631 shares of the issuer were contributed by a limited partner to Fulgur Frontier for no consideration (the "Shares"). The Shares were originally purchased by the limited partner on behalf of the Reporting Persons in open market transactions at market prices during the calendar year 2025 for approximately $27,557,381, with a volume weighted purchase price of approximately $3.83 per share, excluding any brokerage commissions. Prior to the receipt of the Shares, the Reporting Persons held an aggregate of 10,908,775 shares of Common Stock, as set forth in that certain Schedule 13G filed by the Reporting Persons with the Commission on March 7, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Shares were acquired based on the belief that the Shares were undervalued and represented an attractive investment opportunity. Depending on overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 48,307,642 shares of the issuer's Common Stock outstanding as of November 10, 2025, as reported on the cover page of the issuer's interim report on Form 10-Q for the period ended September 30, 2025 as filed with the Commission on November 10, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: As described elsewhere in this Schedule 13D, on December 30, 2025, the 7,191,631 Shares were contributed by a limited partner to Frontier Capital for no consideration. The Shares were originally purchased by the limited partner on behalf of the Reporting Persons in open market transactions at market prices during the calendar year 2025 for approximately $27,557,381, with a volume weighted purchase price of approximately $3.83 per share, excluding any brokerage commissions.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 9, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement by and among the Reporting Persons, dated March 10, 2026.

## Signatures
- Fulgur Frontier Capital LP: /s/ Oleg Mikhalskiy, Oleg Mikhalskiy, Director of Fulgur Investment Management Limited, its general partner (03/10/2026)
- Fulgur Frontier Capital LP: /s/ Wendy Warren, Tux Limited (Wendy Warren), Director of Fulgur Investment Management Limited, its general partner (03/10/2026)
- Fulgur Ventures I, L.P.: /s/ Oleg Mikhalskiy, Oleg Mikhalskiy, authorized signatory of Fulgur Investment Management Limited, its general partner (03/10/2026)